UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Peabody Energy Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

704551100

(CUSIP Number)

Logan Moncrief

Thomist Capital Management, LP

3773 Richmond Ave., Suite 777

Houston, TX 77046

(832) 678-2412

with a copy to:

Jason M. Daniel

Akin Gump Strauss Hauer & Feld LLP

2300 N. Field Street, Suite 1800

Dallas, Texas 75201

(214) 969-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704551100	SCHEDULE 13D

1	NAME OF REPORTING PERSON Thomist Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 12,534,172 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,534,172 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,534,172 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (2)
14	TYPE OF REPORTING PERSON PN, IA

(1)

Includes 6,800,000 shares of common stock, par value $0.01 per shares (the “Common Stock”) of Peabody Energy Corporation (the “Issuer”) underlying exchange-traded call options as described in Items 5 and 6 below.

(2)

Based on 125.9 million shares of Common Stock, of the Issuer outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 8, 2024. The

CUSIP No. 704551100	SCHEDULE 13D

1	NAME OF REPORTING PERSON Thomist Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 12,534,172 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,534,172 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,534,172 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (2)
14	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 6,800,000 shares of Common Stock of the Issuer underlying exchange-traded call options as described in Items 5 and 6 below.
(2)	Based on 125.9 million shares of Common Stock of the Issuer outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024.

CUSIP No. 704551100	SCHEDULE 13D

1	NAME OF REPORTING PERSON The Thomist Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 7,044,391 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,044,391 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,044,391 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.60% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes 3,814,300 shares of Common Stock of the Issuer underlying exchange-traded call options as described in Items 5 and 6 below.
(2)	Based on 125.9 million shares of Common Stock of the Issuer outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024.

CUSIP No. 704551100	SCHEDULE 13D

1	NAME OF REPORTING PERSON Brian Kuzma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 12,534,172 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,534,172 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,534,172 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (2)
14	TYPE OF REPORTING PERSON IN, HC

(1)	Includes 6,800,000 shares of Common Stock of the Issuer underlying exchange-traded call options as described in Items 5 and 6 below.
(2)	Based on 125.9 million shares of Common Stock of the Issuer outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024.

SCHEDULE 13D

Item 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value (the “Common Stock”), of Peabody Energy Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 701 Market Street, Saint Louis, Missouri 63101.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by and on behalf of (i) Thomist Capital Management, LP, a Texas limited partnership (the “Manager”), (ii) Thomist Capital, LLC, a Texas limited liability company (the “GP”), (iii) The Thomist Fund, LP, a Delaware limited partnership (the “Fund”), and (iv) Brian Kuzma, a citizen of the United States of America. The Manager, the GP, the Fund and Mr. Kuzma are herein sometimes referred to each as a “Reporting Person” and collectively as “Reporting Persons”.

(b) The principal business address of the Manager and the GP is 3773 Richmond Avenue, Suite 777, Houston, Texas 77046, and Mr. Kuzma’s and the Fund’s business address is c/o the Manager at the foregoing address.

(c) The Manager is principally involved in the business of providing investment advisory and investment management services to the Fund and/or managed account clients (the “Managed Accounts”). The GP is principally involved in the business of serving as the general partner of the Manager and the Fund. Mr. Kuzma’s principal business is serving as the Managing Member of the GP.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Manager is a Texas limited partnership. The GP is a Texas limited liability company. The Fund is a Delaware limited Partnership. Mr. Kuzma is a citizen of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Fund used approximately $76,535,723 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock and the options to purchase Common Stock held by it reported in this Schedule 13D. The Managed Accounts used approximately $57,704,105.40 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock and the options to purchase Common Stock held by the Managed Accounts reported in this Schedule 13D.

The source of the funds used to acquire the shares of Common Stock and options to purchase Common Stock reported herein was the working capital of the Fund and the Managed Accounts, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

Item 4. PURPOSE OF TRANSACTION

The shares of Common Stock and call options directly held by the Fund and the Managed Accounts and beneficially owned by the Reporting Persons reported herein were acquired for investment purposes in the ordinary course of business in the belief that the Common Stock is undervalued and represents an attractive investment opportunity.

The Reporting Persons have made suggestions to the Issuer’s management team regarding operational and strategic opportunities to maximize shareholder value, including, but not limited to: (i) a shareholder return plan focused on share buybacks given the $1.45B of cash currently on the balance sheet, (ii) unlocking value in the Issuer’s Powder River Basin (PRB) asset, and (iii) selling down a stake in Centurion to free up cash flow for shareholder returns while simultaneously placing a strong valuation marker on the asset, and may pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to have a dialog with the Issuer’s management regarding the above and may also speak with the board of directors (“Board”) of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties with respect to the above.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments, options or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The responses of the Reporting Persons to Items (7) through (11) and (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Manager, the GP and Mr. Kuzma beneficially own an aggregate of 12,534,172 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Manager, the GP and Mr. Kuzma, and which represent approximately 9.96% of the outstanding Common Stock. As of the date hereof, the Fund beneficially owns an aggregate of 7,044,391 shares of Common Stock, and which represent approximately 5.60% of the outstanding Common Stock. The number of shares beneficially owned above includes 6,800,000 shares that may be acquired through the exercise of American-style exchange-traded call options that are deemed to be beneficially owned by the Manager, the GP and Mr. Kuzma and 3,814,300 shares that may be acquired through the exercise of American-style exchange-traded call options that are directly held and deemed to be beneficially owned by the Fund. All percentages set forth herein are based on 125.9 million shares of common stock of the Issuer outstanding as of August 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

The Fund and the Managed Accounts have delegated to Manager voting and investment power over the securities held directly by the Funds and the Managed Accounts. As a result, each of the Manager, the GP, as the general partner of Manager, and Mr. Kuzma, as Managing Member of the GP, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Fund and the Managed Accounts.

(c) Information concerning transactions in the shares of Common Stock and options to purchase Common Stock effected by the Reporting Persons on behalf of the Fund and the Managed Accounts during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As of 5 p.m. New York City time on August 20, 2024, the Fund and the Managed Accounts currently have an aggregate long American-style exchange-traded call option position relating to 500,000 shares of Common Stock that expire on September 20, 2024 (the “September Calls”) and an aggregate long American-style exchange-traded call option position relating to 6,300,000 shares of Common Stock that expire on October 18, 2024 (the “September Calls”). The September Calls each have and exercise price of $25 per share. The October Calls consist of options to purchase 5,300,000 shares of Common Stock with an exercise price of $27 per share and options to purchase 1,000,000 shares of Common Stock with an exercise price of $30 per share. The Fund and the Managed Accounts may from time-to-time purchase and sell exchange-traded options contracts relating to shares of Common Stock.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement as to Joint Filing of Schedule 13D, dated August 20, 2024, by and among the Manager, the GP, the Fund and Mr. Kuzma.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 20, 2024

THOMIST CAPITAL MANAGEMENT, LP

By: Thomist Capital, LLC, its general partner

By:	/s/ Brian Kuzma
Name: Brian Kuzma
Title: Managing Member

THOMIST CAPITAL, LLC

By:	/s/ Brian Kuzma
Name: Brian Kuzma
Title: Managing Member

THE THOMIST FUND, LP

By: Thomist Capital, LLC, its general partner

By:	/s/ Brian Kuzma
Name: Brian Kuzma
Title: Managing Member

By:	/s/ Brian Kuzma
BRIAN KUZMA

Schedule I

TRANSACTIONS IN SHARES OF COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the shares of Common Stock effected by each of the Reporting Persons (on behalf of the Funds) in the past sixty days. All such transactions were purchases or sales of shares of Common Stock or options to purchase Common Stock effected in the open market or through the exercise of options, and the table excludes commissions paid in per share prices.

Instrument Traded Effecting Beneficial Ownership	Trade Date	Shares or Contracts Purchased (Sold)	Price Per Share ($) or Contract	Trading Account
Call Option (Exercise Price 22, Expiration June 28, 2024)	6/26/2024	760	$0.13	The Fund
		160	$0.13	Managed Account 1
		80	$0.13	Managed Account 2
Call Option (Exercise Price 22, Expiration June 28, 2024)	6/28/2024	(760)	$0.2927	The Fund
		(160)	$0.2927	Managed Account 1
		(80)	$0.2927	Managed Account 2
Common Stock	7/2/2024	97,600	$23.4255	The Fund
		20,560	$23.4255	Managed Account 1
		10,280	$23.4255	Managed Account 2
Common Stock	7/15/2024	54,416	$23.5597	The Fund
		11,456	$23.5597	Managed Account 1
		5,728	$23.5597	Managed Account 2
Common Stock	7/15/2024	76,000	$23.6496	The Fund
		16,000	$23.6496	Managed Account 1
		8,000	$23.6496	Managed Account 2

Common Stock	7/25/2024	(22,800)	$21.6400	The Fund
		(4,800)	$21.6400	Managed Account 1
		(2,400)	$21.6400	Managed Account 2
Common Stock	7/25/2024	(33,160)	$21.7540	The Fund
		(6,981)	$21.7540	Managed Account 1
		(3,490)	$21.7540	Managed Account 2
Common Stock	7/25/2024	(17,100)	$21.8030	The Fund
		(3,600)	$21.8030	Managed Account 1
		(1,800)	$21.8030	Managed Account 2
Call Option (Exercise Price 24, Expiration August 16, 2024)	7/26/2024	3,800	$0.2898	The Fund
		800	$0.2898	Managed Account 1
		400	$0.2898	Managed Account 2
Common Stock	7/26/2024	38,000	$21.9994	The Fund
		8,000	$21.9994	Managed Account 1
		4,000	$21.9994	Managed Account 2
Common Stock	7/26/2024	24,320	$22.0495	The Fund
		5,120	$22.0495	Managed Account 1
		2,560	$22.0495	Managed Account 2
Common Stock	7/26/2024	68,020	$22.1897	The Fund
		14,320	$22.1897	Managed Account 1
		7,160	$22.1897	Managed Account 2
Common Stock	7/26/2024	7,600	$22.2300	The Fund
		1,600	$22.2300	Managed Account 1
		800	$22.2300	Managed Account 2

Common Stock	7/30/2024	14,060	$21.5800	The Fund
		2,960	$21.5800	Managed Account 1
		1,480	$21.5800	Managed Account 2
Common Stock	7/30/2024	8,436	$21.5894	The Fund
		1,776	$21.5894	Managed Account 1
		888	$21.5894	Managed Account 2
Call Option (Exercise Price 24, Expiration August 2, 2024)	7/31/2024	1,900	$0.08	The Fund
		400	$0.08	Managed Account 1
		200	$0.08	Managed Account 2
Common Stock	8/1/2024	1,520	$22.2850	The Fund
		320	$22.2850	Managed Account 1
		160	$22.2850	Managed Account 2
Common Stock	8/1/2024	17,106	$22.4656	The Fund
		3,601	$22.4656	Managed Account 1
		1,801	$22.4656	Managed Account 2
Common Stock	8/1/2024	76,000	$22.4848	The Fund
		16,000	$22.4848	Managed Account 1
		8,000	$22.4848	Managed Account 2
Common Stock	8/1/2024	76,000	$22.4878	The Fund
		16,000	$22.4878	Managed Account 1
		8,000	$22.4878	Managed Account 2
Common Stock	8/1/2024	152,000	$22.4980	The Fund
		32,000	$22.4980	Managed Account 1
		16,000	$22.4980	Managed Account 2

Common Stock	8/1/2024	114,000	$22.5211	The Fund
		24,000	$22.5211	Managed Account 1
		12,000	$22.5211	Managed Account 2
Common Stock	8/1/2024	45,600	$22.6100	The Fund
		9,600	$22.6100	Managed Account 1
		4,800	$22.6100	Managed Account 2
Common Stock	8/1/2024	1,216	$22.7094	The Fund
		256	$22.7094	Managed Account 1
		128	$22.7094	Managed Account 2
Common Stock	8/1/2024	258,014	$23.0072	The Fund
		54,319	$23.0072	Managed Account 1
		27,159	$23.0072	Managed Account 2
Common Stock	8/1/2024	19,000	$23.0073	The Fund
		4,000	$23.0073	Managed Account 1
		2,000	$23.0073	Managed Account 2
Call Option (Exercise Price 30, Expiration October 18, 2024)	8/2/2024	7,600	$0.1426	The Fund
		1,600	$0.1426	Managed Account 1
		800	$0.1426	Managed Account 2
Call Option (Exercise Price 25, Expiration September 20, 2024)	8/2/2024	3,800	$0.2964	The Fund
		800	$0.2964	Managed Account 1
		400	$0.2964	Managed Account 2
Common Stock	8/5/2024	36,328	$21.2784	The Fund
		7,648	$21.2784	Managed Account 1
		3,824	$21.2784	Managed Account 2

Common Stock	8/5/2024	19,912	$21.3185	The Fund
		4,192	$21.3185	Managed Account 1
		2,096	$21.3185	Managed Account 2
Common Stock	8/5/2024	15,200	$21.3196	The Fund
		3,200	$21.3196	Managed Account 1
		1,600	$21.3196	Managed Account 2
Common Stock	8/6/2024	11,400	$21.3900	The Fund
		2,400	$21.3900	Managed Account 1
		1,200	$21.3900	Managed Account 2
Common Stock	8/6/2024	59,660	$21.4317	The Fund
		12,560	$21.4317	Managed Account 1
		6,280	$21.4317	Managed Account 2
Common Stock	8/7/2024	6,250	$21.7821	The Fund
		12,500	$21.7821	Managed Account 1
		6,250	$21.7821	Managed Account 2
Common Stock	8/7/2024	5,000	$21.8600	The Fund
		10,000	$21.8600	Managed Account 1
		5,000	$21.8600	Managed Account 2
Common Stock	8/7/2024	6,681	$21.8613	The Fund
		13,361	$21.8613	Managed Account 1
		6,680	$21.8613	Managed Account 2
Common Stock	8/7/2024	34,965	$21.9870	The Fund
		69,928	$21.9870	Managed Account 1
		34,964	$21.9870	Managed Account 2

Common Stock	8/7/2024	22,105	$22.0566	The Fund
		44,211	$22.0566	Managed Account 1
		22,105	$22.0566	Managed Account 2
Call Option (Exercise Price 24, Expiration August 16, 2024)	8/7/2024	(3,800)	$0.04	The Fund
		(800)	$0.04	Managed Account 1
		(400)	$0.04	Managed Account 2
Common Stock	8/8/2024	25,151	$22.0773	The Fund
		50,302	$22.0773	Managed Account 1
		25,151	$22.0773	Managed Account 2
Common Stock	8/8/2024	12,500	$22.1031	The Fund
		25,000	$22.1031	Managed Account 1
		12,500	$22.1031	Managed Account 2
Common Stock	8/8/2024	6,250	$22.1139	The Fund
		12,500	$22.1139	Managed Account 1
		6,250	$22.1139	Managed Account 2
Common Stock	8/8/2024	6,250	$22.1204	The Fund
		12,500	$22.1204	Managed Account 1
		6,250	$22.1204	Managed Account 2
Common Stock	8/8/2024	21,099	$22.1700	The Fund
		42,198	$22.1700	Managed Account 1
		21,099	$22.1700	Managed Account 2
Common Stock	8/8/2024	10,000	$22.2491	The Fund
		20,000	$22.2491	Managed Account 1
		10,000	$22.2491	Managed Account 2

Common Stock	8/9/2024	285	$22.3159	The Fund
		571	$22.3159	Managed Account 1
		285	$22.3159	Managed Account 2
Common Stock	8/9/2024	7,670	$22.4515	The Fund
		15,338	$22.4515	Managed Account 1
		7,670	$22.4515	Managed Account 2
Common Stock	8/9/2024	6,250	$22.4600	The Fund
		12,500	$22.4600	Managed Account 1
		6,250	$22.4600	Managed Account 2
Common Stock	8/9/2024	6,250	$22.4883	The Fund
		12,500	$22.4883	Managed Account 1
		6,250	$22.4883	Managed Account 2
Common Stock	8/9/2024	18,750	$22.4936	The Fund
		37,500	$22.4936	Managed Account 1
		18,750	$22.4936	Managed Account 2
Common Stock	8/9/2024	6,250	$22.5298	The Fund
		12,500	$22.5298	Managed Account 1
		6,250	$22.5298	Managed Account 2
Common Stock	8/12/2024	33,333	$22.4920	Managed Account 1
		16,667	$22.4920	Managed Account 2
Common Stock	8/12/2024	16,667	$22.5200	Managed Account 1
		8,333	$22.5200	Managed Account 2
Common Stock	8/12/2024	50,000	$22.5226	Managed Account 1
		25,000	$22.5226	Managed Account 2

Common Stock	8/12/2024	16,667	$22.5351	Managed Account 1
		8,333	$22.5351	Managed Account 2
Common Stock	8/12/2024	33,333	$22.5371	Managed Account 1
		16,667	$22.5371	Managed Account 2
Common Stock	8/12/2024	16,667	$22.5656	Managed Account 1
		8,333	$22.5656	Managed Account 2
Common Stock	8/13/2024	6,733	$22.4043	Managed Account 1
		3,367	$22.4043	Managed Account 2
Common Stock	8/13/2024	44,000	$22.5935	The Fund
		37,333	$22.5935	Managed Account 1
		18,667	$22.5935	Managed Account 2
Common Stock	8/13/2024	31,535	$22.6990	Managed Account 1
		15,768	$22.6990	Managed Account 2
Common Stock	8/13/2024	16,667	$22.7120	Managed Account 1
		8,333	$22.7120	Managed Account 2
Common Stock	8/13/2024	19,065	$22.7312	Managed Account 1
		9,533	$22.7312	Managed Account 2
Common Stock	8/13/2024	22,666	$22.7487	Managed Account 1
		11,333	$22.7487	Managed Account 2
Common Stock	8/13/2024	16,667	$22.7700	Managed Account 1
		8,333	$22.7700	Managed Account 2
Put Option (Exercise Price 23, Expiration August 16, 2024)	8/13/2024	(519)	$0.59	Managed Account 1
		(260)	$0.59	Managed Account 2

Common Stock	8/14/2024	8,050	$21.8100	The Fund
		16,100	$21.8100	Managed Account 1
		8,050	$21.8100	Managed Account 2
Common Stock	8/14/2024	109,450	$21.8514	The Fund
		218,900	$21.8514	Managed Account 1
		109,450	$21.8514	Managed Account 2
Common Stock	8/14/2024	7,500	$21.8600	The Fund
		15,000	$21.8600	Managed Account 1
		7,500	$21.8600	Managed Account 2
Common Stock	8/14/2024	25,000	$21.8692	The Fund
		50,000	$21.8692	Managed Account 1
		25,000	$21.8692	Managed Account 2
Put Option (Exercise Price 22, Expiration August 16, 2024)	8/14/2024	250	$0.2234	The Fund
		167	$0.2234	Managed Account 1
		83	$0.2234	Managed Account 2
Call Option (Exercise Price 27, Expiration October 18, 2024)	8/14/2024	35,000	$0.1529	The Fund
		23,333	$0.1529	Managed Account 1
		11,667	$0.1529	Managed Account 2
Common Stock (Put Exercise)	8/15/2024	31,800	$23.0000	Managed Account 1
		26,000	$23.0000	Managed Account 2
Common Stock (Put Exercise)	8/16/2024	20,100	$23.0000	Managed Account 1
Call Option (Exercise Price 27, Expiration October 18, 2024)	8/16/2024	(8,257)	$0.2593	The Fund
		(5,829)	$0.2593	Managed Account 1
		(2914)	$0.2593	Managed Account 2